EXHIBIT 99.1

For Immediate Release	Date: December 20, 2022
22-70-TR

Teck Outlines Economic Contributions to Communities and Regions

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) released its annual Economic Contribution Report today, outlining how Teck generated $20.1 billion in total economic contribution to global GDP; created or sustained over 214,000 jobs; made payments of $10.4 billion to suppliers; and contributed $5.1 billion in taxes and government revenues to governments across the world at direct, indirect and induced levels.

“Our people are proud to contribute to the communities and jurisdictions where we operate through creation of family-supporting jobs, economic activity, and revenue to governments to support essential services like education and healthcare,” said Jonathan Price, CEO. “These economic contributions are directly linked with our work to responsibly provide critical minerals essential to modern society and for the global transition to a low-carbon economy.”

Economic highlights for 2021 from each country where Teck operates include:

Canada:

•	Teck’s operations contributed $10.9 billion to Canada’s GDP, which included $3.7 billion in labour income; payments of $4.7 billion to Canadian suppliers; and approximately 65,360 jobs were created or sustained.

United States:

•	Teck’s operations contributed $2.2 billion to the United States’ GDP, which included $840 million in labour income; payments of $1.8 billion to U.S. suppliers; and approximately 11,620 jobs were created or sustained.

Chile:

•	Teck’s operations contributed $3.0 billion to Chile’s GDP, which included $1.3 billion in labour income; payments of $2.2 billion to Chilean suppliers; and approximately 82,360 jobs were created or sustained.

Peru:

•	Teck’s operations contributed $1.4 billion to Peru’s GDP, which included $240 million in labour income; payments of $430 million to Peruvian suppliers; and approximately 15,510 jobs were created or sustained

Prepared by Deloitte, Teck’s annual Economic Contribution Report details the economic benefits created in the communities and jurisdictions where Teck operates, including payments to suppliers, employee wages and benefits, and payments to governments. It captures not only Teck’s direct economic impacts, but also the indirect impacts which arise from generating demand for goods and services provided by our suppliers and the induced impacts which arise from salaries and wages earned as a result of our operations.

For more information and to download Teck’s 2021 Economic Contribution Report, click here

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact
Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Investor Contact
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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